Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Years Ended December 31,
	2005	2004	2003	2002	2001
EARNINGS:
Income (loss) before taxes	22,433	$9,559	$(26,351)	$(148,114)	$(77,329)
Fixed charges	6,075	5,641	5,563	4,709	4,643

Total earnings (loss)	28,508	$15,200	$(20,788)	$(143,405)	$(72,686)

FIXED CHARGES:
Interest expense	1,579	$1,369	$2,005	$1,479	$1,333
Amortized capitalized expenses	342	163	211	128	82
Estimated interest charges within rental expense	4,154	4,109	3,347	3,102	3,228

Total fixed charges	6,075	$5,641	$5,563	$4,709	$4,643

RATIO OF EARNINGS TO FIXED CHARGES(1)	4.69x	2.69x	—	—	—

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consisted of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of capitalized fees associated with our senior credit facility and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 2001, 2002 and 2003, earnings, as defined, were insufficient to cover fixed charges by $82.0 million, $152.8 million and $31.9 million, respectively.